UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   O'Connor, Gregory J.
   14 Oak Park
   Bedford, MA  01730
2. Date of Event Requiring Statement (Month/Day/Year)
   11/29/01
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Progress Software Corporation
   PRGS
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
President, Sonic Software Corporation (wholly owned subsidiary of Progress Software Corporation)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
Common Stock                               |1,742 (1)             |D               |                                               |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Incentive Stock Option  |7/1/94 (2|12/31/03 |Common Stock           |304 (3)  |$5.6667   |D            |                           |
                        |)        |         |                       |         |          |             |                           |
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Incentive Stock Option  |3/1/97 (4|3/3/07   |Common Stock           |900 (5)  |$4.7084   |D            |                           |
                        |)        |         |                       |         |          |             |                           |
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Nonqualified Stock Optio|3/1/97 (4|3/20/07  |Common Stock           |1,750 (6)|$4.7084   |D            |                           |
n                       |)        |         |                       |         |          |             |                           |
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Nonqualified Stock Optio|7/1/97 (7|6/1/07   |Common Stock           |15,000 (8|$5.6667   |D            |                           |
n                       |)        |         |                       |)        |          |             |                           |
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Nonqualified Stock Optio|8/1/98 (9|9/1/08   |Common Stock           |22,000 (1|$9.0000   |D            |                           |
n                       |)        |         |                       |0)       |          |             |                           |
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Incentive Stock Option  |3/1/99 (1|2/9/09   |Common Stock           |5,334 (12|$12.8125  |D            |                           |
                        |1)       |         |                       |)        |          |             |                           |
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Nonqualified Stock Optio|3/1/99 (1|2/9/09   |Common Stock           |4,197 (13|$12.8125  |D            |                           |
n                       |1)       |         |                       |)        |          |             |                           |
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Nonqualified Stock Optio|3/1/99 (1|5/17/09  |Common Stock           |3,697 (14|$10.4688  |D            |                           |
n                       |1)       |         |                       |)        |          |             |                           |
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Incentive Stock Option  |3/1/00 (1|2/17/10  |Common Stock           |2,232 (16|$19.2500  |D            |                           |
                        |5)       |         |                       |)        |          |             |                           |
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Nonqualified Stock Optio|3/1/00 (1|2/17/10  |Common Stock           |3,185 (17|$19.2500  |D            |                           |
n                       |5)       |         |                       |)        |          |             |                           |
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Nonqualified Stock Optio|10/6/00 (|10/6/10  |Common Stock           |5,416 (19|$12.0625  |D            |                           |
n                       |18)      |         |                       |)        |          |             |                           |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) All shares are purchases pursuant to the Employee Stock Purchase Plan. (2) The option vests in equal monthly increments over 72 months commencing 7/1/94. (3) As of 11/29/01 the shares were fully vested. (4) The option vests in equal monthly increments over 60 months commencing
3/1/97.  (5) As of 11/29/01, 450 shares were vested.  (6) As of 11/29/01, 1,000 shares were vested. (7) The option vests in equal monthly
increments over 60 months commencing 7/1/97. (8) As of 11/29/01, 11,500 shares were vested. (9) The option vests in equal monthly increments over 60 months commencing 8/1/98. (10) As of 11/29/01, 12,001 shares were vested. (11) The option vests in equal monthly increments over 60 months commencing 3/1/99. (12) The original grant amount was 20,000; 3,000 shares have been exercised, and 11,666 shares (the unvested shares as of 3/31/01) have been cancelled pursuant to an agreement between the Issuer and Reporting Person. The remaining 5,334 shares were fully vested as of 11/29/01. (13) The original grant amount was 20,000; 15,803 shares (the unvested shares as of 3/31/01) have been cancelled pursuant to an agreement between the Issuer and Reporting Person. The remaining 4,197 shares were fully vested as of 11/29/01. (14) The original grant amount was 20,000; 16,303 shares (the unvested shares as of 3/31/01) have been cancelled pursuant to an agreement between the Issuer and
Reporting Person.  The remaining 3,697 shares were fully vested as of 11/29/01.
(15) The option vests in equal monthly increments over 60 months
commencing on 3/1/00.   (16) The original grant amount was 10,300; 8,068 shares
(the unvested shares as of 3/31/01) have been cancelled pursuant to an agreement between the Issuer and Reporting Person. The remaining 2,232 shares were fully vested as of 11/29/01. (17) The original grant amount was 14,700; 11,515 shares (the unvested shares as of 3/31/01) have been cancelled pursuant to an agreement between the Issuer and
Reporting Person.  The remaining 3,185 shares were fully vested as of 11/29/01.
(18) The option vests with respect to 8/60ths on 10/6/00, thereafter in equal monthly increments over 52 months. (19) The original grant amount was 25,000; 19,584shares (the unvested shares as of 3/31/01) have been cancelled pursuant to an agreement between the Issuer and Reporting Person. The remaining 5,416 shares were fully vested as of 11/29/01.
SIGNATURE OF REPORTING PERSON
/s/ Gregory J. O'Connor
DATE
5 December 2001